October 27, 2022
Kenvue Inc.
Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001944048
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) is submitting today, via EDGAR, this letter and Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”), for confidential non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.
This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated September 28, 2022 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted confidentially to the SEC on August 30, 2022.
Draft Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.
Cover Page
1.Please revise the cover page to disclose the percentage of shares Johnson & Johnson will continue to own after the offering, as disclosed in the risk factor on page 51 and elsewhere in the prospectus, rather than merely stating the company will hold a majority.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comments.
About this Prospectus, page iii
2.We note your statements on page iv that you have not independently verified third-party information and your information has not been verified by any independent source. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
Response: The Company has revised its disclosure on page ii to address the Staff’s comments.
Prospectus Summary, page 1
3.Please revise your Summary section to ensure that the information you include in your summary is balanced. For example, your discussion of your “iconic brands” should be balanced with a discussion regarding the competition you face, as you discuss on page 88, that holding a leading market share position for a particular product could still mean you possess a small share of the overall market, as you further explain on page 19, and that you will no longer be able to capitalize on the Johnson & Johnson brand as you rebrand your company as part of the Separation. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information that is of equal prominence, rather than listing brief and generalized risk factors at the end of this section. Your reference to product recalls in the summary should also specifically mention your 2021 recall of all lots of five Neutrogena and Aveeno aerosol sunscreen product lines, and your discussion of legal proceedings related to talc or talc-containing products should briefly explain the claims underlying such proceedings and that you presently sell talc-based Baby Powder in certain markets outside the U.S. and Canada. You should also explain that the indemnity from Johnson & Johnson for claims from the U.S. and Canada may not be sufficient to protect you. In addition, disclose that you will be a holding company that will rely on your subsidiaries for cash after the transaction.
Response: The Company has revised its disclosure on pages 12-13 to address the Staff’s comments.
The Company respectfully advises the Staff that it has omitted specific reference to the 2021 recall of all lots of five Neutrogena and Aveeno aerosol sunscreen product lines in the summary section of the Revised Registration Statement because this recall did not have a material impact on the Company’s business, results of operations or financial condition, as further described below in the Company’s response to Comment 19, nor does the Company believe this recall was material to the Company.

4.Please revise to substantiate the following claims or otherwise revise or remove them:
•you help and empower “an estimated 1.2 billion people live healthier lives every day, from their very first day;” and
•that your consumers have an emotional connection to your products “and a deep association of care and well-being that fosters lifelong loyalty to [y]our brands.”
Response: The Company has revised its disclosure on pages 1, 4-5, 86, 110, 113, 129 and 150 to address the Staff’s comments.
5.We note the risk factor disclosure on pages 48-57. Clarify what aspects of the transfer of assets, liabilities and contracts from Johnson & Johnson to the company will not be complete upon the closing of this offering, and what aspects of your relationship will be ongoing, such as your tax consolidation, tax matters agreement, and joint and several tax liability addressed on page 57, your uncapped indemnification obligation addressed on page 56, and similar matters. These should be addressed prominently in the summary, the summary risk factors and in more detail in an appropriate section of your document. Also revise to further clarify the time frame for rebranding “following completion of this offering” as noted on page 51.
Response: The Company has revised its disclosure on pages 9-10, 53-54, 76-77 and 139 to address the Staff’s comments regarding the Company’s ongoing relationship with Johnson & Johnson following the offering and the time frame for the Company’s rebranding initiatives in connection with the offering.
In addition, the Company acknowledges the Staff’s comment regarding which aspects of the transfer of assets, liabilities and contracts from Johnson & Johnson to the Company will not be complete upon the closing of the offering. The Company respectfully advises the Staff that it has not yet determined this information and that it undertakes to address the Staff’s comment in a subsequent amendment to the Revised Registration Statement once such information has been determined.
6.We note your statements throughout the summary and other sections of your prospectus regarding the efficacy of your products, including the efficacy of Listerine and Baby CottonTouch Wash and Lotion. Please revise your Summary to explain which of your products’ efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that many of the Company’s product claims are not subject to premarket approval by the FDA or similar regulatory authorities. The Company further advises the Staff that all claims of efficacy and safety contained in the Revised Registration Statement, including those with respect to the efficacy of Listerine products and Johnson’s Baby CottonTouch Wash and Lotion, are based on clinical evidence, and the

Company has revised its disclosure on pages 119, 121 and 123 to further clarify the clinical nature of all such claims.
Debt Financing Transactions, page 10
7.Please revise to quantify the amount of financing arrangements into which you intend to enter, and specify any restrictions that will be imposed on you and your operations by such financing arrangements.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it has not yet determined this information and that it undertakes to address the Staff’s comment in a subsequent amendment to the Revised Registration Statement once such information has been determined.
Summary of Risk Factors, page 11
8.Please revise the summary risk factors to briefly state the principal factors that make an investment in the company or this offering speculative or risky. For example, clarify the risk associated with “[y]our ability to successfully expand [y]our global operations” and “[y]our ability to resolve favorably legal proceedings to which [you] are subject or may become subject in the future.”
Response: The Company has revised its disclosure on pages 12-13 to address the Staff’s comments.
Risks Related to This Offering and Ownership of Our Common Stock
Our amended and restated certificate of incorporation will provide that certain courts within the State of Delaware . . . , page 63
9.Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Response: The Company has revised its disclosure on page 66 to address the Staff’s comments.
Cautionary Note Regarding Forward Looking Statements, page 65
10.You caution potential investors “not to rely on these forward-looking statements.” Although you may caution investors about the uncertainties inherent in such information, investors are entitled to rely on the disclosure in your document. Please revise this statement to clarify. Also revise the disclosure on page 67 to clarify that you have summarized all material risks in the risk factors, rather than “certain” risks, and revise the risks factors accordingly.
Response: The Company has revised its disclosure on pages 67 and 69 to address the Staff’s comments.

Capitalization, page 70
11.Please revise the Capitalization table to include a separate column for actual, as adjusted to give effect to the matters noted in the pro forma column, except the estimated offering proceeds, and a separate pro forma column for the estimated offering proceeds.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that, as noted on page 70 in the section entitled “Use of Proceeds,” the Company does not expect to retain the net proceeds that it will receive from the sale of shares of common stock in the offering. The Company expects to record the payment to Johnson & Johnson of all of the net proceeds that the Company will receive in the offering as a reduction to shareholders’ equity that will fully offset the amount of proceeds raised. Accordingly, the proceeds from the offering will have no impact on the Company’s capitalization and, as a result, the Company has not included a separate as adjusted column.
In response to the Staff’s comment, the Company has revised its disclosure on page 72 to clarify that it will not retain any proceeds from the offering.
Liquidity and Capital Resources, page 100
12.Revise this section to more specifically address the debt to be incurred with the offering and the anticipated sources of funds to be used for repayment.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it has not yet determined the key terms of the debt it will incur in connection with the offering, including principal amount, type of debt and interest rates, its impact on the Company’s liquidity or the anticipated sources of funds to be used for repayment. The Company undertakes to address the Staff’s comments in a subsequent amendment to the Revised Registration Statement once such information has been determined.
Inflation Risk, page 103
13.You state that you have experienced the effects of inflation, and that you may not be able to fully offset such higher costs through price increases if your costs continue to be subject to significant inflationary pressures. Please revise to explain the extent you have been able to offset the effects of inflation through price increases.
Response: The Company has revised its disclosure on page 105 to address the Staff’s comments.
Intellectual Property, page 137
14.Please revise your intellectual property disclosure to provide a more specific discussion of the type of patent protection on which you rely for for each material product or product family, including a discussion of expiration dates and jurisdiction. Please explain whether you license any patents for any material product or product family.
Response: The Company has revised its disclosure on pages 140-141 to further clarify the nature of the patent protections on which the Company relies in its business. The Company respectfully advises the Staff that, although the Company actively files and maintains a portfolio of patents, it does not consider any single patent to be material to any material product or product family. Accordingly, the Company respectfully notes that it does not believe additional disclosure regarding the Company’s patent portfolio, including further discussion of expiration dates and jurisdiction of the Company’s approximately 5,640 issued patents as of July 2022 beyond the information included in the Revised Registration Statement, is material or useful to an understanding of the business of the Company taken as a whole.
In addition, the Company respectfully advises the Staff that it does not currently in-license any patents for any material product or product family.
15.We refer to your statement that you will be permitted to use the “Johnson & Johnson” name and signature and other legacy Johnson & Johnson branding for a limited duration following the Separation. Please revise to specify the duration.
Response: The Company has revised its disclosure on pages 54, 139 and 204 to address the Staff’s comments.
Certain Relationships and Related Party Transactions, page 192
16.Please disclose in greater detail the contractual obligations and responsibilities of both you and Johnson & Johnson, and the financial terms of each of the agreements you intend to enter into prior to or concurrently with the completion of the offering, as those agreements become available prior to effectiveness. Clarify which “form of” related party agreements in the Exhibits index will be replaced with final, signed agreements in a pre-effective amendment and which will not be finalized prior to effectiveness.
Response: The Company has revised its disclosure on pages 200-201 and 203-208 to address the Staff’s comments by providing additional information with respect to the expected contractual obligations and responsibilities of both the Company and Johnson & Johnson and, to the extent applicable, the financial terms of such agreements. The Company respectfully advises the Staff that these agreements have not yet been finalized, and the Company undertakes to update its disclosure in a subsequent amendment to the Revised Registration Statement to reflect additional details of these agreements, as applicable, once such details have been determined.
In addition, the Company acknowledges the Staff’s comment seeking clarity on which “form of” related party agreements listed in the Exhibit index will be replaced with final, signed agreements in a pre-effective amendment and which will not be finalized prior to effectiveness. The Company respectfully advises the Staff that it has not yet determined this information. The Company further advises the Staff that, to the extent any “form of” related party agreement listed in the Exhibit index and filed in preliminary form is executed prior to effectiveness, the Company will file such final, signed agreement or, in the alternative, will ensure that the preliminary form of such agreement complies with Instruction 1 to Item 601 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2
17.We note the draft language at the top of page F-2 regarding the change in composition of reportable segments. Please confirm that your auditors will remove this paragraph prior to the company going effective and sign and date the report as deemed appropriate. In your next amendment, please have your auditors sign the audit report on page F-4.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the auditor will revise its report on page F-2 once a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) that reflects the change in reportable segments are issued and included in a subsequent amendment to the Revised Registration Statement, prior to effectiveness.
9. Related Parties, page F-26
18.Please revise to separately quantify each of the costs allocated from the parent and to disclose the methodology used in the allocation of these costs.
Response: The Company has revised its disclosure on page F-26 to address the Staff’s comments.
13. Commitments and Contingencies, page F-32
19.We note the disclosures on page F-35 of the class actions filed in the United States and Canada related to certain Neutrogena and Aveeno sunscreen products and Zantac, respectively, as well as the risk factor disclosure on page 37 regarding product recalls, please further discuss and quantify the impact that such recalls had on your financial statements for the periods presented.
Response: With respect to the product recall related to certain Neutrogena and Aveeno sunscreen products, the Company acknowledges the Staff’s comment and respectfully advises the Staff that such recall and related class action lawsuits have not had a material impact on the Company’s financial statements. The total estimated impact on fiscal year 2021 net sales related to the recall of certain Neutrogena and Aveeno sunscreen products was less than 1% in the United States and less than 0.5% worldwide.

In addition, the product recall reserves recognized for Neutrogena and Aveeno sunscreen products were de minimis for the balance sheet periods presented.
With respect to the product recalls related to Zantac products, the Company acknowledges the Staff’s comment and respectfully advises the Staff that such recalls occurred during Sanofi’s ownership subsequent to the 2016 Purchase Agreement. As disclosed on page F-35 in the section entitled “General Litigation,” Johnson & Johnson Inc. (Canadian affiliate) is a party to ongoing lawsuits related to Zantac, and it is not yet possible to assess reliably the outcome of these lawsuits or the potential financial impact on the Company.
15. Segments of Business and Geographic Areas, page F-36
20.We note the subcategories of each operating and reporting segment as listed on pages 4, 85 and F-10. Given this information and that previously, your three segments were reflected as six product groupings forming the Consumer Health segment of Johnson & Johnson, please explain to us how you considered the guidance in ASC 280-10-50- 40 related to information about products and services.
Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it has considered the appropriate level of segment revenue disaggregation in accordance with the guidance in ASC 280-10-50-40 for the products and services groupings. The Company believes that the segment aggregation guidance in ASC 280-10-50-11 provides relevant guidance to consider whether products and services are similar. In addition, the Company also assessed the revenue disaggregation guidance in ASC 606-10-55-90 to consider whether disclosure of additional product and service groupings would be necessary to depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
Johnson & Johnson historically determined the relevant subcategories based on consideration across all of its three segments: Pharmaceutical, MedTech and Consumer Health. Given the Pharmaceutical and MedTech segments, which make up the majority of the global business, are highly dependent on product level performance across distinct pharmaceutical therapeutic areas and MedTech fields, additional disaggregation is most meaningful and is used by Johnson & Johnson’s chief operating decision maker. As a result of the disaggregation across the Pharmaceutical and MedTech segments, the Consumer Health segment was further disaggregated into six product groupings.
When considering the level of disclosure for its standalone financial statements, the Company considered that it is organized into three business segments: Self Care, Skin Health and Beauty and Essential Health. Each segment is grouped together by a broad range of products that the Company considers similar in nature. When the Company considered the relevant guidance in ASC 280-10-50-40, the Company concluded the products within each segment are operationally similar in terms of how they are distributed, how they are sold, who the primary customer base is and the regulatory environment for operations. The Company believes that the products within each segment are economically similar and are affected similarly by external economic factors. Therefore, the Company concluded that all of its products within each segment are similar.
The Company discloses product subcategories, which contain numerous product brands, only to provide examples of types of products within its segments, but these references were not intended to distinguish product groupings based on economic characteristics. Consistent with the guidance in ASC 606-10-55-90, the Company has also determined that there is not information at disaggregated revenue levels below the reportable segment that is used internally or externally to evaluate the Company’s financial performance or make resource allocation decisions. In fact, the Company does not provide disaggregated revenue information below the segment level to the chief operating decision maker and does not intend to communicate externally (e.g., in annual reports, earnings releases and investor presentations) any additional disaggregated revenue at different subcategories or any other lower levels than as disclosed in the Revised Registration Statement.
As such, the Company does not aggregate product types into the six product types historically identified as part of the Consumer Health segment of Johnson & Johnson. However, the Company has also concluded that it will report revenues under four geographies consistent with how the chief operating decision maker of the Company views the business as opposed to the two geographies previously disclosed as part of the Consumer Health segment of Johnson & Johnson.
Based on all of the above, the Company respectfully advises the Staff that it does not believe any additional disclosures by product type are necessary.
General
21.We note the risk factor disclosure on page 50. It appears from the disclosure on pages 50 and 196-97 that you are relying on the fact that the Separation and potential Distribution are not taxable, and that there otherwise could be significant tax obligations. Please revise the summary and an appropriate section of this document to discuss the material U.S. federal income tax consequences and provide a tax opinion in accordance with Regulation S-K, Item 601(b)(8), or advise.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K nor does it believe any additional disclosure is required.
The offering is not being registered on Form S-11, Securities Act Industry Guide 5 does not apply and this is not a roll-up transaction. Accordingly, a tax opinion is required under Item 601(b)(8) only if (1) “the tax consequences are material to an investor” and (2) “a representation as to tax consequences is set forth in the filing.” The Company respectfully advises the Staff that the offering does not satisfy either of these requirements.

With respect to the first prong, regarding materiality, Staff Legal Bulletin No. 19 provides the following examples of transactions generally involving material tax consequences:
•mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers); and
•transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).
The Company is offering shares of common stock through a customary initial public offering in exchange for cash. Potential investors will not individually benefit from any tax-free treatment in connection with the offering nor are the individual tax consequences of investing in the Company through the offering so unusual or complex that investors would need the benefit of an expert’s opinion to make an informed investment decision. Although Johnson & Johnson has informed the Company that, following the completion of the offering, it intends to make a tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, Johnson & Johnson has no obligation to complete any such distribution. Whether Johnson & Johnson proceeds with any such distribution in whole or in part, and the structure and timing thereof, is in Johnson & Johnson’s sole discretion and may be subject to a number of conditions. Regardless, neither the tax treatment of the Separation or any such distribution, nor the Company’s potential tax indemnification obligations to Johnson & Johnson in respect thereof pursuant to the Tax Matters Agreement, affect the tax treatment of the shares sold in the offering to investors. Instead, the tax consequences of the Separation and any such distribution would be principally relevant to Johnson & Johnson and its shareholders. Indeed, for that reason, the Company anticipates that a more detailed disclosure regarding tax consequences of any such distribution and a related tax opinion would be included to the extent a registration statement is filed in connection with any such distribution, consistent with Item 601(b)(8) and Staff Legal Bulletin No. 19.
With respect to the second prong, regarding a representation as to tax consequences, the Company respectfully advises the Staff that the Revised Registration Statement does not include any representation as to tax consequences to an investor, other than with respect to matters that are neither unusual nor complex. Indeed, the Company respectfully submits that the section of the Revised Registration Statement starting on page 219 entitled “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Our Common Stock” outlines U.S. federal income tax considerations for non-U.S. holders of the Company’s common stock in a customary manner and is consistent with the market practice of similar issuers who have effected an initial public offering prior to a public separation transaction.
Accordingly, the Company respectfully advises the Staff that it does not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K nor does it believe any additional disclosure is required.
22.Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company acknowledges the Staff’s comment. To date, no such written communications exist. The Company advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.
* * *

Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

VIA E-MAIL